

04002506

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


ANNUAL AUDITED REPORT
FORM X-17A-5
PART III.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- *34988*

REPORT FOR THE PERIOD BEGINNING _____ AND ENDING *12-31-03*
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Compass Brokerage Inc*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Water House Cooper
(Name – if individual, state last, first, middle name)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



Compass Brokerage, Inc.
(A Wholly Owned Subsidiary of Compass Bank)

Statements of Financial Condition
as of December 31, 2003 and 2002 pursuant to Rule 17a5

Oath or Affirmation

I, Clark B. Tucker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of Compass Brokerage, Inc., as of December 31, 2003, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Chief Operating Officer
Title

Notary Public MY COMMISSION EXPIRES JUNE 10, 2004

CONTENTS OF REPORT
This report** contains (check all applicable boxes):

- (a) Facing page
- ✓ (b) Statement of Financial Condition
- (c) Statement of Income
- (d) Statement of Cash Flows
- (e) Statement of Changes in Stockholder's Equity
- (f) Statement of Changes in Subordinated Debt
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation
- (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (n) Exemptive Provision under Rule 15c3-3.
- ✓ (o) Report of Independent Public Accountants on financial statement
- (p) Report of Independent Auditors on Internal Accounting Control
- ** For conditions of confidential treatment of certain portions of this Filing, see section 240.17a5(e)(3).

1



PricewaterhouseCoopers LLP
1901 6th Ave. N., Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors

To the Board of Directors and Stockholder of
  Compass Brokerage, Inc.:

In our opinion, the accompanying statements of financial condition presents fairly, in all material respects, the financial position of Compass Brokerage, Inc. (a wholly owned subsidiary of Compass Bank) at December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2004

Compass Brokerage, Inc.
(A Wholly Owned Subsidiary of Compass Bank)
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash	$ 697,634	$ 840,013
Commission income receivable	815,548	1,011,180
Securities owned, at fair value	6,141,529	3,530,523
Furniture, equipment and capital improvements, less accumulated depreciation of $520,088 and $418,632 in 2003 and 2002, respectively	205,402	214,461
Other assets	158,711	241,249
Total assets	$ 8,018,824	$ 5,837,426
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$ 965,863	$ 1,063,530
Deferred tax liability, net	385,215	187,976
Securities sold but not yet purchased	16,875	10,081
Due to Parent	70,653	44,024
Total liabilities	1,438,606	1,305,611
Commitments, contingencies and guarantees (Note 7)		
Stockholder's equity		
Common stock $.01 par value; 400,000 shares authorized; 1,000 shares issued and outstanding	10	10
Additional paid-in capital	774,990	774,990
Retained earnings	5,805,218	3,756,815
Total stockholder's equity	6,580,218	4,531,815
Total liabilities and stockholder's equity	$ 8,018,824	$ 5,837,426

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

   Description of Business
   Compass Brokerage, Inc. (the "Company") is an Alabama corporation and a wholly owned subsidiary of Compass Bank (the "Parent"), which is a wholly owned subsidiary of Compass Bancshares, Inc. (the "Holding Company"). The Company's operations consist of brokerage services whereby it acts as agent or riskless principal (on a "fully disclosed basis") for securities transactions placed by customers of the Company. The Company's customers may or may not be customers of the other subsidiaries directly or indirectly owned by the Parent.

   The Company has a clearing agreement with a broker-dealer who is authorized to carry customer accounts. The clearing broker clears transactions for the Company's customers and carries the accounts of those customers on a fully disclosed basis. The Company is not authorized to carry customers' accounts and does not hold customers' funds or securities in connection with such transactions.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Securities Owned
   Securities owned are recorded on a trade date basis and are carried at fair value.

   Furniture, Equipment, and Capital Improvements
   Furniture, equipment, and capital improvements are recorded at cost.

   Income Taxes
   The Company is included in the consolidated federal income tax return of the Holding Company. Income taxes are allocated by the Holding Company based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated as if separate income tax returns are filed by each subsidiary, with the applicable tax rate being the statutory tax rate of the Holding Company.

   Recent Accounting Pronouncements
   On November 25, 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34*. FIN No. 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of the Interpretation are effective for financial statements that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. See Note 7 for additional discussion of the Company's financial guarantees. The adoption of the initial

recognition and measurement provisions as of January 1, 2003 did not have a material impact on the Company's financial condition.

Reclassifications

Certain amounts in the 2002 statement of financial condition have been reclassified to conform with the 2003 presentation. These reclassifications have no effect on previously reported total assets.

2. **Securities Owned and Securities Sold, Not Yet Purchased**

Marketable securities owned and securities sold, not yet purchased, consist of trading securities at market values, as follows:

| | December 31, 2003 | | December 31, 2002 | |
	Owned	Sold Not Yet Purchased	Owned	Sold Not Yet Purchased
U.S. Government, state, and municipal obligations	$ -	$ 16,875	$ -	$. 10,081
Mutual funds and other	38,448	.-	150,334	-
Money market funds	6,103,081	-	3,380,189	-
	$ 6,141,529	$ 16,875	$ 3,530,523	$ 10,081

3. **Related Party Transactions**

All of the Company's cash was on deposit with the Parent. Additionally, the securities owned balance includes $6,103,081 and $3,380,189 in money market funds managed by the Parent at December 31, 2003 and 2002, respectively.

The Parent provides certain administrative services to the Company, such as accounting, auditing, and human resource services.

Certain employees of the Company provide sales and support services to various insurance agencies owned by the Holding Company. The costs of these services are not separately identified by the Company; however, the Company is reimbursed by the insurance agencies for an amount that approximates such costs. The amount of the reimbursement is determined based on a percentage of the insurance agencies' revenues attributable to services provided by employees of the Company. Management believes the amount of the reimbursement is reasonable.

4. **Income Taxes**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2003 and 2002, which are included in accounts payable and accrued expenses in 2003 and 2002, are presented below:

	2003	2002
Deferred tax assets		
Commissions returns allowance	$ 26,526	$ 33,932
Medical benefits	20,474	30,951
Depreciation	-	9,674
Other	-	3,392
Total assets	47,000	77,949
Deferred tax liabilities		
Pension	(405,373)	(247,543)
Depreciation	(7,136)	-
Prepaid expenses	(19,485)	-
Other	(221)	(18,382)
Total liabilities	(432,215)	(265,925)
Net deferred tax liability	$ (385,215)	$ (187,976)

5. **Employee Benefit Plans**

The employees of the Company participate in the following plans offered by the Holding Company: noncontributory pension plan, employee stock ownership plan, health insurance plan, and various other health-related plans. The actuarial information applicable to the Company's portion of the pension plan is not determinable. All costs associated with these plans are paid by the Parent and are allocated pro rata to the Company based on compensation of full-time employees.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $5,724,401, which was $5,474,401 greater than its required net capital of $250,000, and the Company's aggregate indebtedness to net capital ratio was approximately 18.1%.

7.   **Commitments, Contingencies and Guarantees**

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003 and 2002, the Company has recorded no liability with regard to the right. During 2003 and 2002, the Company paid the clearing broker an immaterial amount related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

8.   **Financial Instruments**

Fair Value
SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of estimated fair values of financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate such values. Due to the nature of the operations of the Company, the Company's financial instruments recognized in the statements of financial condition are at quoted market prices or are of such short-term nature that their carrying values approximate their estimated fair values at December 31, 2003 and 2002. There were no off-balance sheet financial instruments or other derivatives at December 31, 2003 or 2002.

Concentrations of Credit Risk
The Company is engaged in various brokerage activities in which counterparties may include broker-dealers, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk to its commission income receivables. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.